UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                         SCHEDULE 13D
           Under the Securities Exchange Act of 1934

                 WORLD HEALTH ALTERNATIVES INC

                       (Name of Issuer)

                         Common Stock
                (Title of Class of Securities)

                           98147T104

                         (CUSIP Number)

                        Olga Filippova
                  730 FIFTH AVENUE, 9TH FLOOR
                      NEW YORK, NY 10019
                         212-659-7790
  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                       December 23, 2003
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ] Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).


CUSIP No 98147T104
  13D
1    Name of Reporting Person
     Barron Partners LP
     I.R.S. Identification No. of Above Person
     431981699
2    Check the Appropriate Box if a Member of a Group  (a)  [ ]
     (b)  [  x ]
3    SEC Use Only
4    Source of Funds
     WC
5    Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)
      [    ]
6    Citizenship or Place of Organization
     Delaware
Number of      7    Sole Voting Power
Shares
Owned                    6,466,640 shares
By Each        8    Shared Voting Power
Reporting           0
Person With
               9    Sole Dispositive Power
                    6,466,640 shares
10   Shared Dispositive Power
     0
11   Aggregate Amount Beneficially Owned by Each Reporting
Person
     6,466,640
12   Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares
     [      ]
13   Percent of Class Represented by Amount in Row (11)
     24.1%
14   Type of Reporting Person
     PN
Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of WORLD HEALTH ALTERNATIVES, INC.
a Florida corporation (the "Company") having its principal executive offices at 300 Penn Center Boulevard, Suite 201, Pittsburgh, Pennsylvania 15235.


Item 2.   Identity and Background.
This Statement is filed by Barron Partners LP, a Delaware
Limited Partnership (the "Reporting Person"), whose business address is 730 Fifth Avenue, 9th Floor, New York, NY 10019.
The Reporting Person is principally engaged in making investments.

The General Partner of the Reporting Person is Barron Capital
Advisors LLC, a Delaware Limited Liability Company, (the
"General Partner"). Andrew B. Worden is the managing member of the General Partner.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

All purchases of common stock of were made using working capital. As of the Date of Event which required the filing of this Statement, the Partnership used approximately $1,320,000 of its working capital to purchase 2,200,000 shares of common stock of World Health Alternatives, Inc. and warrants to purchase 4,266,640 shares of common stock of World Health Alternatives, INC.


Item 4.   Purpose of Transaction.
All World Health Alternatives, Inc. securities owned by Barron
Partners LP have been acquired by the Partnership for investment purposes only.

Item 5.   Interest in Securities of the Issuer.

     (a) On December 23, 2003 Barron Partners LP purchased 2,200,000 shares of common stock and warrants to purchase 4,266,640 shares of common stock of World Health Alternatives, Inc. The World Health Alternatives, Inc. securities owned by Barron Partners LP as of December 23, 2003 represented approximately 24.1% of the issued and outstanding shares of World Health Alternatives, Inc. common stock. As of December 23, 2003, Barron Partners LP had sole power to vote and dispose of each of the 6,466,640 shares of World Health Alternatives, Inc. common stock beneficially owned by it.

(c) In the sixty days prior to December 23, 2003, the Date of the event requiring the filing of this Statement, Barron
Partners LP did not engage in any transactions involving World
Health Alternatives, Inc.  common stock.

Item 6.   Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.
     Not applicable.

Item 7.   Material to be Filed as Exhibits.
     Not applicable.


SIGNATURE1
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 24, 2003

/s/       ANDREW WORDEN
--------------------
 Signature

Andrew Worden, Managing Member of the General Partner of Barron
Partners LP